UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended September 25, 2013

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Closes $301 Million Financing of “A” Rated Fixed Rate Secured Notes,” dated September 25, 2013.

Exhibit

1.	Press Release dated September 25, 2013

Exhibit 1

Textainer Closes $301 Million Financing of “A” Rated

Fixed Rate Secured Notes

Company Also Establishes New $300 Million Revolving Facility for Aged Containers

HAMILTON, Bermuda—(BUSINESS WIRE)—Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”, the “Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today announced that Textainer Marine Containers III Limited (“TMCL III”), a newly established indirect wholly-owned asset owning subsidiary, closed its offering of $300.9 million in aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “Notes”).

Additionally, Textainer recently established a $300 million asset backed revolving credit facility under Textainer Marine Container IV Limited (“TMCL IV”), a new indirect wholly-owned asset owning subsidiary. The facility provides Textainer a source of financing for a diversified pool of older containers to assist in managing the container age limits in the Company’s other term and warehouse facilities.

“We are pleased to complete our most recent debt offering which locks in fixed rate debt at attractive levels below any of our existing fixed rate notes,” commented Hilliard C. Terry, III, Textainer Executive Vice President and Chief Financial Officer. “This financing establishes a new and more flexible trust structure for future debt issuance. We are also pleased to have recently completed the TMCL IV revolving facility dedicated to financing aged containers.”

The Notes, initially purchased by BofA Merrill Lynch, RBC Capital Markets and Wells Fargo Securities, represent fully amortizing notes payable on a straight-line basis over a scheduled term of ten years, but not to exceed the maximum term of twenty-five years. The Notes which are rated “A” by Standard & Poor’s have a fixed interest rate, payable monthly, of 3.90% per annum and were sold at approximately 99.5% of par value resulting in a bond equivalent yield on the Notes of 4.05% per annum.

The proceeds from the issuance of the Notes will be used by TMCL III to acquire shipping containers from Textainer’s other asset owning subsidiaries, Textainer Limited and Textainer Marine Containers II Limited. These entities are expected to partially repay certain outstanding floating rate indebtedness. The proceeds will also be used by TMCL III to fund a restricted cash account, to pay the costs of issuance of the Notes and for general corporate purposes. The Notes are secured by a pledge of TMCL III’s assets.

The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state laws. The Notes were offered and sold by the initial purchasers of the Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the Notes, and shall not constitute an offer, solicitation or sale of the Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include, but are not limited to, statements concerning the anticipated term of the Notes, the intended use of proceeds from sale of the Notes, the flexibility of future financing, the ability to manage container age in financing facilities and the positioning of Textainer for future growth. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation the risks and uncertainties set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3D “Key Information—Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. The Company is under no obligation to modify or update any or all of the statements it has made in this press release despite any subsequent changes that the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. The Company began operations in 1979 and as of the most recent quarter end had approximately 1.9 million containers, representing approximately 2.9 million TEU, in its owned and managed fleet. Textainer leases dry freight, refrigerated, and specialized containers. The Company is one of the largest purchasers of new containers as well as one of the largest sellers of used containers in the world. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,200 customers worldwide. Textainer operates via an international network of 14 regional and area offices, as well as approximately 400 independent depots.

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Contact:

Textainer Group Holdings Limited

Erik Bylin

Investor Relations

+1.510.315.1004

ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2013

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer

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